UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 21, 2024: EuroDry Ltd. Signs Contract for the Construction of Two Modern 63,500 DWT Ultramax Bulk Carriers.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 21, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Signs Contract for the Construction of Two Modern 63,500 DWT Ultramax Bulk Carriers

Athens, Greece – November 21, 2024 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has signed a contract with Nantong Xiangyu Shipbuilding for the construction of two 63,500 DWT ultramax bulk carriers. Both vessels are geared, eco, and are built to EEDI phase 3 design standard. The two newbuildings are scheduled to be delivered during the second and third quarters of 2027. The total consideration for the two newbuilding contracts is approximately $71.8 million and will be financed with a combination of debt and equity.

Aristides Pittas, Chairman and CEO of EuroDry commented: “We are pleased to announce the ordering of two geared 63,500 DWT ultramax vessels. The addition of two modern Ultramax vessels in our fleet will solidify our presence in the Supra/Ultramax segment by increasing our fleet in this segment to eight vessels all with eco type engines and environmentally friendly footprint. These contracts reflect our Company’s commitment to growing and modernizing our fleet and also highlight our focus on generating returns to our shareholders through timely and accretive investments.”

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Apr-25	Hire 108% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Dec-24	$8,700
CHRISTOS K***	Ultramax	63,197	2015	TC until Dec-24	$15,000 plus a GBB(****) of $150,000
YANNIS PITTAS	Ultramax	63,177	2014	TC until Dec-24	$15,000
MARIA***	Ultramax	63,153	2015	TC until Dec-24	$17,750
GOOD HEART	Ultramax	62,996	2014	TC until Jan-25	$18,100
MOLYVOS LUCK	Supramax	57,924	2014	TC until Dec-24	$15,500 plus a GBB(****) of $155,000
EIRINI P	Panamax	76,466	2004	TC until Dec-24	$10,500
SANTA CRUZ	Panamax	76,440	2005	TC until Nov-24	$11,125
STARLIGHT	Panamax	75,845	2004	TC until Dec-24	$11,400
TASOS	Panamax	75,100	2000	TC until Dec-24	$10,800
BLESSED LUCK	Panamax	76,704	2004	TC until Nov-24	$14,750 plus a GBB(****) of $475,000
Total Dry Bulk Vessels	13	918,502

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

Vessel is 61% owned by EuroDry Ltd.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 13 vessels, including 2 Kamsarmax drybulk, 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt. On a fully delivered basis, the Company’s fleet will increase to 15 drybulk ships with a cargo capacity of about 1,045,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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